1 VEON issues amended Scheme Amsterdam, Netherlands, 11 January 2023 23:50 CET: VEON Ltd. (Nasdaq: VEON, Euronext Amsterdam: VEON) (“VEON” or, together with its subsidiaries, the “Group”), a global digital operator that provides converged connectivity and online services, and its subsidiary VEON Holdings B.V. (the “Company”) refer to the announcement dated 21 December 2022 relating to the Company’s proposed scheme of arrangement (the “Scheme”) in respect of the 5.95% notes due February 2023 and 7.25% notes due April 2023 issued by the Company (together, the “2023 Notes”), and in particular relating to the convening of a single meeting of Scheme Creditors to be held on 24 January 2023 (the “Scheme Meeting”). Reference is also made to the explanatory statement relating to the Scheme made available on the Scheme Website on 21 December 2022 (the “Original Explanatory Statement”). The Company has today issued an amended Explanatory Statement in connection with the Scheme, which amends the terms of the Scheme (the “Amended Explanatory Statement”). Capitalised terms used but not otherwise defined herein shall have the meaning given to them in the Amended Explanatory Statement, which is available via the Scheme Website at https://deals.is.kroll.com/veon. Following feedback from certain of the 2023 Noteholders, the Company has today informed the Scheme Creditors, by the Amended Explanatory Statement, that it has amended the terms of the proposal set out in the Scheme. Each of the amendments improves the terms of the proposal for the benefit of 2023 Noteholders. The amended terms of the proposed Scheme set out in the Amended Explanatory Statement are as follows: - An eight-month extension of the respective maturity dates of the February 2023 Notes and April 2023 Notes to October 2023 and December 2023 respectively (this is unchanged from the Original Explanatory Statement). - Payment of an amendment fee of 200bps payable on the 2023 Notes outstanding on their respective amended maturity dates (the “Amendment Fee”) (this is unchanged from the Original Explanatory Statement). - A put right (the “Put Right”) requiring the Company to repurchase 2023 Notes held by 2023 Noteholders exercising the Put Right, subject to compliance by the Company with all applicable laws and regulations, including Sanctions laws and regulations. The Put Right will now be uncapped and exercisable from the first business day following the date the amendments to the 2023 Notes pursuant to the Scheme become effective. The 2023 Noteholders will then have 14 calendar days to exercise the Put Right by complying with procedures

2 specified by the Company (under the Original Explanatory Statement, the Put Right was capped at USD 600 million and was subject to satisfaction of a USD 1 billion minimum cash balance condition which has now been removed, was not exercisable before the later to occur of (a) 2 May 2023, and (b) the date the amendments to the 2023 Notes pursuant to the Scheme become effective and was only exercisable thereafter for 10 calendar days). - The Put Right will be exercisable at a purchase price of 102 per cent. of the principal amount, together with accrued and unpaid interest (the purchase price under the Original Explanatory Statement was 101 per cent. of the principal amount, together with accrued and unpaid interest). - The Company will undertake pursuant to the Scheme and the amended 2023 Notes Trust Deeds not to, and to procure that its Subsidiaries do not, and VEON Ltd and VEON Amsterdam B.V. will undertake pursuant to a deed poll in the form appended to the Amended Explanatory Statement (the “Deed Poll”) not to, tender for, redeem, conduct open market purchases of, or make any other repurchases of, any notes until after the settlement of each validly exercised Put Right, with the exception of (i) any tenders, redemptions, open market purchases or other repurchases of notes by or through Russian depositary institutions made by PJSC VimpelCom and its Subsidiaries and (ii) any purchase by any of them of notes acquired by PJSC VimpelCom or its Subsidiaries pursuant to limb (i) (the Original Explanatory Statement did not include an undertaking from VEON Ltd. and VEON Amsterdam B.V., the undertaking from the Company extended only to tenders and open market purchases, not redemptions or other repurchases, and the exception with respect to PJSC VimpelCom and its Subsidiaries was not limited to purchases by or through Russian depositary institutions). - As noted in the Original Explanatory Statement, the Scheme will implement a standstill in respect of the 2023 Notes, which would terminate on the earlier of (i) the date on which the Company issues a Required Licence Notice confirming that the Company has determined (in its sole discretion) that the Scheme cannot be implemented in compliance with applicable laws, including, without limitation, Sanctions laws and regulations, (ii) the date the amendments to the 2023 Notes pursuant to the Scheme become effective, or (iii) breaches by the Company of certain specified undertakings of the Company under the Scheme or of VEON Ltd. or VEON Amsterdam B.V. under the Deed Poll. The Amended Explanatory Statement also provides that the Standstill Period will terminate on 2 May 2023 (rather than 13 October 2023 as was the case under the Original Explanatory Statement).

3 - The Scheme will automatically terminate on the earlier of (i) the date the amendments to the 2023 Notes pursuant to the Scheme become effective, (ii) in the event that the Company issues a notice confirming that the Scheme cannot be implemented in compliance with applicable laws, including, without limitation, Sanctions laws and regulations, the date of such notice; (iii) breaches by the Company of certain specified undertakings under the Scheme or of VEON Ltd. or VEON Amsterdam B.V. under the Deed Poll (under the Original Explanatory Statement, such breaches were not a termination event for the Scheme) or (iv) on 2 May 2023 (the long-stop date was 13 October 2023 in the Original Explanatory Statement). - The deadline by which Scheme Creditors must submit their Voting and Proxy Forms (the procedure for which is described below) is 5.00 p.m. (London time) on 20 January 2023 (under the Original Explanatory Statement, the deadline was by 5.00 p.m. (London time) on 19 January 2023. Full details of the above amendments to the proposal set out in the Original Explanatory Statement are shown in a redline comparison document which compares the Original Explanatory Statement and the Amended Explanatory Statement (including all appendices) and which is also available via the Scheme Website at https://deals.is.kroll.com/veon. Voting on the Scheme References to the Explanatory Statement in this section shall be to the Amended Explanatory Statement. The 2023 Noteholders, being the beneficial owners of the 2023 Notes, and the 2023 Notes Trustees are the Scheme Creditors. Any Scheme Creditor intending to attend (in person by webinar or, if a corporation, by a duly authorised representative, or by proxy) and vote on the Scheme at the Scheme Meeting must submit (or, if the Scheme Creditor holds their 2023 Notes through the DTC, procure that their DTC Participant submits on their behalf) validly completed Voting and Proxy Forms to the Information Agent before the Voting Instruction Deadline (5.00 pm London time on 20 January 2023). Voting and Proxy Forms are available on the Scheme Website and at Appendix 6 of the Explanatory Statement. Validly completed Voting and Proxy Forms can be submitted to the Information Agent via the Scheme Website or by sending a scanned pdf to the Information Agent at veon@is.kroll.com. Scheme Creditors who hold through Euroclear or Clearstream (and not otherwise holding through a Sanctions Disqualified Person, including the NSD), must contact

4 their Account Holder (through any Intermediaries, if applicable) and instruct their Account Holder to submit Custody Instructions to block their 2023 Notes by no later than the Custody Instruction Deadline (5.00 pm local time in the place of the relevant Clearing System on 13 January 2023) and submit a validly completed Voting and Proxy Form to the Information Agent by the Voting Instruction Deadline. Scheme Creditors who hold through the DTC must ensure their Voting and Proxy Form is executed by their DTC Participant (whose signature must be guaranteed by an Eligible Institution by the application of the Eligible Institution’s DTC medallion signature guarantee) and submitted to the Information Agent on their behalf by the Voting Instruction Deadline. Failure of a 2023 Noteholder to submit a validly completed Voting and Proxy Form by the Voting Instruction Deadline will mean that the voting instructions contained in that Voting and Proxy Form will, subject to the Chair’s discretion described at paragraph 4.18 (Chair’s Discretion to Accept Voting and Proxy Forms Received before close of voting) of Section 4 (Summary of actions to be taken by 2023 Noteholders) of the Explanatory Statement, be disregarded for the purposes of voting at the Scheme Meeting and the 2023 Noteholder will not be entitled to attend or vote at the Scheme Meeting. Subject to submission of a validly completed Voting and Proxy Form, Scheme Creditors may attend the Scheme Meeting personally, or may, if a corporation, attend by a duly authorised representative or appoint proxies to vote at the Scheme Meeting by completing Section A item 1 (Attendance at the Scheme Meeting) of Part 3 (Voting Instructions and Elections) of the Voting and Proxy Form. If a Scheme Creditor is a corporation, it must appoint an authorised representative or proxy to vote on its behalf at the Scheme Meeting by completing Section A item 1 (Attendance at the Scheme Meeting) of Part 3 (Voting Instructions and Elections) of the Voting and Proxy Form in order to vote at the Scheme Meeting. Scheme Creditors may appoint the Chair of the Scheme Meeting as a proxy to vote on their behalf. Compliance with applicable Sanctions laws and regulations Any steps taken in respect of the Scheme Meeting, the Scheme and in connection with the Amendments must be in compliance with all applicable Sanctions laws and regulations, including securing any necessary licences and approvals from competent Sanctions Authorities. “Sanctions” means any economic or financial sanctions laws or regulations, as amended from time to time, administered, enacted, or enforced by the United States, the United Nations, the European Union or any member states thereof, the United Kingdom, Bermuda and any other jurisdiction applicable to the Company (excluding the Russian Federation and the Republic of Belarus).

5 Scheme Creditors who are not Sanctions Disqualified Persons, and are not acting for, on behalf of, at the direction of or through Sanctions Disqualified Persons may submit Voting and Proxy Forms and participate and vote at the Scheme Meeting. Scheme Creditors who are, or are acting for, on behalf of, at the direction of or through, Sanctions Disqualified Persons are not permitted to participate or vote at the Scheme Meeting, whether in person by webinar or by proxy. In addition, Scheme Creditors who are not Sanctions Disqualified Persons but who hold their 2023 Notes through Sanctions Disqualified Person Account Holders, Intermediaries, custodians or other members or participants in the Clearing Systems can, subject to submitting a validly completed Voting and Proxy Form before the Voting Instruction Deadline, participate or vote at the Scheme Meeting (provided that they do not submit their Voting and Proxy form, or participate or vote at the Scheme Meeting through the Sanctions Disqualified Person Account Holder, Intermediary, custodian or other member or participant in the Clearing Systems). For the avoidance of doubt, a Scheme Creditor shall not be a Sanctions Disqualified Person solely because it holds its 2023 Notes through the NSD. Attendance and Representation at the Scheme Meeting The Scheme Meeting will not take place in a physical setting and will be held virtually by webinar, via Zoom. Scheme Creditors who have submitted validly completed Voting and Proxy Forms may contact the Information Agent at veon@is.kroll.com, prior to the date of the Scheme Meeting, to obtain the instructions for joining the Scheme Meeting. Registration and Attending the Scheme Meeting Each Scheme Creditor or proxy will be required to register their attendance at the Scheme Meeting prior to the commencement of the Scheme Meeting so that they can be included on a pre-prepared registration sheet which will expedite their admission to the Scheme Meeting. Scheme Creditors who are unable to adequately verify their identity in advance, or on the date of the Scheme Meeting, will not be granted access to the Scheme Meeting. Registration will commence at 9.00 am (London time) on the date of the Scheme Meeting and each Scheme Creditor and each proxy must be registered no later than 15 minutes prior to the commencement of the Scheme Meeting unless the Chair of the Scheme Meeting determines otherwise in his or her sole discretion. A Scheme Creditor who wishes to be represented in person at the Scheme Meeting (or its proxy) is required to have a copy of their validly completed Voting and Proxy Form and passport as proof of personal identity, and the passport number must match that on the Scheme Creditor's Voting and Proxy Form.

6 Upon following the meeting virtual link, Scheme Creditors will initially be admitted to a virtual “waiting room”. Scheme Creditors or, if a corporation, their representative, or the proxy attending the Scheme Meeting on their behalf will be required to verify their entitlement to attend the Scheme Meeting as a Scheme Creditor before they will be granted access to the Scheme Meeting by a representative of the Information Agent. The Chair is not required to furnish copies of any Voting and Proxy Forms pursuant to which he or she was appointed as the proxy to attend and vote on behalf of such Scheme Creditor at the Scheme Meeting. The Court has appointed Jochem Benjamin Postma or, failing him, Asabi Omiyinka Doris to act as Chair of the Scheme Meeting and has directed the Chair to report the result of the Scheme Meeting to the Court. The Scheme will be subject to the subsequent approval of the Court and will be conditional on all other elements of the Amendments being effected. For further information of a general nature regarding the scheme please contact Moelis & Company UK LLP, the Company’s financial advisers, and for further information on the voting procedure please contact Kroll Issuer Services Limited, the Information Agent, and/or Akin Gump LLP, the English legal counsel to the Company, using the following contact details: Moelis & Company UK LLP as the Company’s Financial Adviser Email: Project_Verona_Ext@moelis.com Attention: Matthew Prest & Marcel Brouwer Kroll Information Services Limited as the Information Agent Telephone: +44 20 7704 0880 Email: veon@is.kroll.com Scheme Website: https://deals.is.kroll.com/veon/ Attention: Paul Kamminga Akin Gump LLP as English legal counsel to the Company Email: AkinProjectVerona@akingump.com Attention: Emma Simmonds, Carone Huang & Abigail Beardsworth

7 Important Notice This announcement is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any offer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. This presentation is not a prospectus for the purposes of Regulation (EU) 2017/1129. This communication or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this communication or any part hereof is not intended for any persons in the Russian Federation who are not "qualified investors" within the meaning of Article 51.2 of Federal Law No. 39-FZ "On the Securities Market" dated 22 April 1996, as amended (the "Russian QIs"), and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. No securities have been and will be registered in Russia and are intended for "placement" or "circulation" in Russia (each as defined in Russian securities laws) unless and to the extent otherwise permitted under Russian law. Elements of this presentation contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Disclaimer This announcement has been prepared by VEON solely for informational purposes. This announcement contains certain forward-looking statements. These forward- looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “plans”, “may” or “will” or, in each case, their negative or other variations or comparable terminology or by their context. These forward-looking statements include all matters that are not historical facts, and include statements relating to, among other things, the Scheme and the closing of the transactions described above. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as at the date of this announcement and the Group expressly disclaims any obligations or undertaking to release any update of, or revisions to, any forward-looking statements in this announcement. There can be

8 no guarantee that any contemplated transactions or activities described in this announcement will occur on the terms described herein or at all. This announcement does not constitute, and should not be construed as, part of any offer or invitation for the sale or purchase of securities and it is not intended to provide the basis of any investment decision nor does it or is it intended to form the basis of any contract for acquisition of or investment in any member of the Group, financial promotion, or any offer or invitation in relation to any acquisition of or investment in any member of the Group in any jurisdiction, nor does it purport to give legal, tax or financial advice. Nothing herein shall be taken as constituting the giving of investment advice and this announcement is not intended to provide, and must not be taken as, the basis of any decision and should not be considered as a recommendation to acquire or sell any securities of the Group. The recipient must make its own independent assessment and such investigations as it deems necessary. The information, statements and opinions contained in this announcement do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities. No representation or warranty, express or implied, is made or given, and no responsibility is accepted, by or on behalf of the Group or any of its shareholders, affiliates, directors, officers or employees or any other person as to the accuracy, adequacy, usefulness, completeness or fairness of the information or opinions contained in these materials or as to the reasonableness of any assumptions on which any of the information herein is based. The Group shall have no liability to any party for the quality, accuracy, timeliness, continued availability, or completeness of any information contained in this announcement. Any transaction entered into as part of the Scheme or the Amendments must be in compliance with all applicable sanctions laws and regulations, including the sanctions laws and regulations administered by the European Union, the United Kingdom and the United States, and including securing any necessary licenses and approvals from competent sanctions authorities. Developments with respect to applicable sanctions and export control laws and regulations following the date of this announcement could materially impact the transactions presented herein. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com.

9 Contact Information VEON Group Director Investor Relations Nik Kershaw bonds@veon.com Moelis & Company Managing Director Marcel Brouwer Marcel.Brouwer@moelis.com